Exhibit 99.1

In the first quarter 2012

13.5% INCREASE IN VIÑA CONCHA Y TORO SALES

Santiago, Chile, April 9th, 2012 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), informed today its preliminary sales for the first quarter 2012. Consolidated sales totaled Ch$ 87,987 million, showing a 13.5% increase as compared to the same quarter last year.

For the quarter, sales in export markets in Chilean Pesos, decreased 4.8%; Sales of wine in the domestic market dropped by 0.3%; Domestic market – Other products increased 31.7% and sales in the Argentine subsidiary decreased 2.8%.

There is no comparison for the sales of U.S.A. (Fetzer) against last year.

		1Q2012	1Q2011	Change (%)
Total Sales (Million Chilean Pesos)(*)		87,987	77,544	13.5%
Export Markets		53,590	56,267	-4.8%
Domestic Market - Wine		12,262	12,296	-0.3%
Domestic Market - Other Products		5,725	4,346	31.7%
Argentina Exports		2,988	3,102	-3.7%
Argentina Domestic		1,516	1,533	-1.1%
U.S.A. (Fetzer)		11,905	0	—
Total Volume (thousand liters)		53,736	56,544	-5.0%
Export Markets (¹)		34,240	38,580	-11.3%
Domestic Market - Wine		12,171	14,208	-14.3%
Argentina Exports (²)		1,964	2,385	-17.6%
Argentina Domestic		1,241	1,371	-9.5%
U.S.A. (Fetzer) (²)		4,121	0	—
Average Price (per liter)	Currency
Export Markets	US$	3.20	3.03	5.8%
Domestic Market - Wine	Ch$	1,007.5	865.4	16.4%
Argentina Exports	US$	3.12	2.70	15.6%
Argentina Domestic	US$	2.51	2.32	8.2%
U.S.A. (Fetzer)	US$	5.92	—	—

(*) Other Sales, including bulk wine sales to third parties, are not included in this preliminary sales report.

(1) Export Volumes include exports to third parties and sales volume of the company's distribution subsidiaries (UK, Nordics, Brazil, Singapore).

(2) This figure excludes shipments to the company's distribution subsidiaries.